UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29449 / September 29, 2010

_____

In the Matter of	:
	:
TUDOR EMPLOYEE INVESTMENT FUND LLC AND TUDOR:	
INVESTMENT CORPORATION	:
1275 King Street	:
Greenwich, CT 06831	:
	:
(813-00359)	:
	:

_____

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

Tudor Employee Investment Fund LLC and Tudor Investment Corporation filed an application on
December 6, 2005, and amendments to the application on August 22, 2007, June 9, 2008, June
26, 2009, June 25, 2010, and September 1, 2010, requesting an order under sections 6(b) and 6(e)
of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the
Act, except section 9 and sections 36 through 53, and the rules and regulations under the Act.
With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule
38a-1 under the Act, the exemption is limited as set forth in the application. The order exempts
certain limited liability companies and other investment vehicles formed for the benefit of eligible
employees of Tudor Investment Corporation and its affiliates from certain provisions of the Act.
Each limited liability company and other investment vehicle will be an "employees' securities
company" within the meaning of section 2(a)(13) of the Act.

On September 3, 2010, a notice of the filing of the application was issued (Investment Company
Act Release No. 29409). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Tudor Employee Investment Fund LLC and Tudor Investment Corporation (File No. 813-00359), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary